UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                July 13, 2020

  By E-Mail

  Jerald A. Hammann
  1566 Sumter Ave. N.
  Minneapolis, MN 55427

           Re:     CytRx Corporation
                   Preliminary Proxy Statement
                   Filed July 2, 2020, amended July 6, 2020, by Jerald A.
Hammann
                   File No. 000-15327

  Dear Mr. Hammann:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Revised Preliminary Proxy Statement

  1. Please include the disclosure required by Rule 14a-5(e)(3) in an appropriate location in your proxy statement.

  Reasons for the Solicitation, page 6

  2. Please revise to disclose the reason you suspect Mr. Curtis received a grant of options to purchase 350,000 shares of common stock.

  3. With a view toward revised disclosure, please tell us why you raise the possibility of Mr.
           Curtis resignation and your request for the company   s records
being related events.

  4.       With a view toward revised disclosure, please tell us why you
believe the    choice and
           appointment of an independent registered public accounting firm can be a highly consequential decision to shareholders because the duty of the appointed firm is not to serve a company's management, but instead to serve the public interest and honor the
 Jerald A. Hammann
July 13, 2020
Page 2

       public trust.    Also, explain the basis for your statement that the
accounting firm retained
       by a company is    not to serve a company's management, but instead to
serve the public
       interest and honor the public trust.

Proposal 1. Election of Directors, page 10

5. Please confirm that you have disclosed your business experience during the past five years. As disclosed, it is unclear what your current employment you hold or business activity you conduct. See Item 7(b) of Schedule 14A. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that you serve as a director for the company at the time that the disclosure is made, in light of
       the company   s business and structure.

6. We note your disclosure on page 10 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participant is required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of
       Schedule 14A with respect to such nominees.

Voting and Proxy Procedures     Votes Required for Approval, page 14

7. Please revise your disclosure to describe the effect of broker non-votes on Proposal 2.

Solicitation of Proxies, page 15

8. Please revise your disclosure to state whether you will seek reimbursement of your expenses from the company and whether you will submit such matter to a shareholder vote. See Item 4(b)(5) of Schedule 14A.

Other Matter and Additional Information, page 17

9. Please revise your disclosure to comply with the provisions of Item 23 of Schedule 14A.

Form of Proxy Card

10.    It appears that security holders who intend to vote for the company   s
Class I nominee
       would be unable to do so on your proxy card. Please revise the proxy card and your disclosure in the proxy statement to comply with the provisions of Rule 14a-4(d)(1).

11. Revise your form of proxy card to indicate how you intend to vote any unmarked proxy cards as to proposals two and three.
 Jerald A. Hammann
July 13, 2020
Page 3


         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions